Exhibit 99.1

INTERNET GOLD — GOLDEN LINES LTD.

2 Dov Friedman Street
Ramat Gan 5250301, Israel

__________________________

NOTICE OF 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to the 2017 Annual General Meeting of Shareholders to be held on Thursday, June 15, 2017 at 3:00 p.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.       To re-elect four directors, to hold office until our next annual general meeting of shareholders.

2.       To re-elect two external directors (as such term is defined in the Israeli Companies Law), to hold office for additional three-year terms.

3.       To approve the renewal of the indemnification letters for our officers and directors who are deemed controlling shareholders. As of the date of the proxy statement, these persons are Messrs. Shaul Elovitch, Felix Cohen, Yossi Elovitch and Doron Turgeman.

4.       To approve the entry into a new Services Agreement with Eurocom.

5.       To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2017, and to authorize our Board of Directors and our audit committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2016 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on May 8, 2017 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Alternatively, shares held via a TASE member may be voted electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

Shaul Elovitch
Chairman of the Board of Directors

May 8, 2017

INTERNET GOLD — GOLDEN LINES LTD.

2 Dov Friedman Street
Ramat Gan 5250301, Israel

__________________________

PROXY STATEMENT

__________________________

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Internet Gold — Golden Lines Ltd. to be voted at the 2017 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2017 Annual General Meeting of Shareholders. The Meeting will be held at 3:00 p.m. (Israel time) on Thursday, June 15, 2017, at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

This Proxy Statement, the attached Notice of 2017 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about May 11, 2017.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) the re-election of four directors, to hold office until our next annual general meeting of shareholders; (ii) the re-election of two external directors (as such term is defined in the Israeli Companies Law), to hold office for additional three-year terms; (iii) the renewal of the indemnification letters for our officers and directors who are deemed controlling shareholders. As of the date of this proxy statement, these persons are Messrs. Shaul Elovitch, Felix Cohen, Yossef Elovitch and Doron Turgeman; (iv) the approval of the entry into a new Services Agreement with Eurocom; and (v) the ratification and approval of the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2017, and authorization for our Board of Directors and our audit committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services. In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2016 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the person designated as proxy intends to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on May 8, 2017, are entitled to notice of, and to vote in person or by proxy at, the Meeting. As of May 8, 2017, the record date for determination of shareholders entitled to vote at the Meeting, there were 19,203,186 outstanding ordinary shares.

•         Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•         Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange, or the TASE, such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot by the applicable form of the Israel Securities Authority, or the ISA, (available through our company’s filing via the Israeli filing platform, MAGNA) to our offices not less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, Attention: Ami Barlev, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE.

•         Voting Electronically. Shareholders in “Street Name” whose shares are held through Members of the TASE may also vote their shares electronically via the electronic voting system of the Israel Securities Authority which vote shall be cast no later than June 15, 2017 at 9:00 a.m. Israeli time (6 hours before the Meeting time). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Position Statements

Shareholders are permitted to express their position on any proposal on the agenda of the Meeting by submitting a written statement, through the company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to our company at our registered offices, at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted no later than June 6, 2017. A shareholder is entitled to contact us directly and receive the text of the proxy card and any Position Statement.

Quorum

The quorum for any shareholders meeting must include the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights. No business will be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time appointed for the general meeting. If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting will stand adjourned to the same day one week thereafter, at the same time and place, or to such other time as designated in the notice for such meeting (“Adjourned Meeting”). If within half an hour from the time appointed for the Adjourned Meeting a quorum is not present, any number of shareholders present will represent a quorum.

This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Rights

Each ordinary share entitles the holder to one vote, except as otherwise described below. Our Articles of Association require each shareholder that wishes to participate in the Meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, in the proxy card, as to whether or not his or her holdings in our company or his or her vote requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order. If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the Meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the Meeting. “Exceptional Holdings” is defined in the Communications Order and our Articles of Association and generally refers to the acquisition of control, means of control or significant influence without the approval required by the Communications Law or the Communications Order. “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation. “Significant influence” means the ability to significantly influence the activity of a company, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that company or in another company, including ability derived from the company’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the company. In this context, holding 25% of the means of control of a company is presumed to confer significant influence. The control permit issued to us in connection with our acquisition of the controlling interest in Bezeq — The Israeli Telecommunications Corp., or Bezeq, Israel’s largest telecommunications provider (TASE: BZEQ), includes a provision permitting shareholders that are not members of the Eurocom group to hold up to 15% of our outstanding share capital, subject to certain conditions set forth in the control permit. An English translation of the relevant provision in our control permit may be viewed on our website at www.igld.com.

Majority Required

An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indication from our principal shareholder, Eurocom Communications Ltd., or Eurocom Communications, which company beneficially owns approximately 58.98% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of the other Items to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will pay the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Annual General Meeting

We will publish the final results in a Form 6-K filed with the SEC promptly following the Annual General Meeting. You may obtain a copy of the Form 6-K through any of the following means:

•         reviewing our SEC filings under the heading “SEC Filings” within the Investors section of our website at www.igld.com; or

•         reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov or through the Tel-Aviv Stock Exchange filings at www.tase.co.il or through the Tel-Aviv Stock Exchange filings at http://www.magna.isa.gov.il/.

Terms of Service and Employment of Executive Officers and Directors

For information relating to the compensation of our named executive office holders during or with respect to the year ended December 31, 2016, please see “Item 6. Directors, Senior Management and Employees — B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the SEC on April 26, 2017.

Security Ownership of Certain Beneficial Owners and Management

As of May 9, 2017, none of our directors and executive officers beneficially owns any of our ordinary shares, other than Mr. Shaul Elovitch, the chairman of our board of directors. See footnote 3 below.

The following table sets forth certain information as of May 8, 2017, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Messrs. Shaul and Yossef Elovitch(through Eurocom Communications)(3)	11,740,701	61.14%
Yelin Lepidot(4)	1,511,131	7.87%

____________

(1)      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)      The percentages shown are based on 19,203,186 ordinary shares issued and outstanding (which exclude 5,862,615 ordinary shares held as treasury shares) as of May 8, 2017.

(3)      Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications and Eurocom Holdings (1979) Ltd. are the beneficial owners of 11,740,701 of our ordinary shares. Eurocom Communications Ltd., or Eurocom Communications, holds 10,815,701 of our ordinary shares directly. Eurocom Communications is 99.33% owned by Eurocom Holdings (1979) Ltd., or Eurocom Holdings, and 0.67% owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch and Mr. Yossef Elovitch own 80% and 20%, respectively, of Eurocom Holdings (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares). Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to our ordinary shares held of record by Eurocom Communications. Mr. Shaul Elovitch may also deemed to be the beneficial owner of 26,893 ordinary shares held of record by his wife, Mrs. Iris Elovitch. 1,125,000 of our ordinary shares are held directly in a joint account of Messrs. Shaul and Yossef Elovitch.

(4)      Based on a Schedule 13G/A filed by Dov Yelin, Yair Lapidot and Yelin Lapidot Holdings Management Ltd. on February 8, 2017. Their address is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

I. REELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

Our articles of association provide that our Board of Directors may consist of no less than six and no more than nine members. Our directors, other than our external directors (within the meaning of the Israeli Companies Law-1999, or the Israeli Companies Law), are elected at each annual meeting of shareholders. Our board of directors may temporarily fill vacancies in the board until the next general meeting at which directors are elected, provided that the total number of directors does not exceed the maximum number permitted under our articles of association. All the members of our Board of Directors may be reelected upon completion of their term of office (except the external directors, whose reelection is governed by the Israeli Companies Law and regulations promulgated under the Israeli Companies Law).

At the Meeting, shareholders are being asked to reelect Mr. Shaul Elovitch, Mr. Felix Cohen, Mr. Yossef Elovitch and Ms. Anat Winner, our current directors who are not external directors, to hold office until our next Annual General Meeting of Shareholders and until their successors are elected and qualified. All of the directors standing for reelection at the Meeting were elected to serve in such capacity by our shareholders at our 2016 Annual General Meeting of Shareholders.

As required by Israeli law, each of the director nominees has declared in writing that: (i) he or she possesses the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he or she was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422-428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he or she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him or her from serving as a director; and (iv) he or she has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

In addition, in accordance with the requirements of the Israeli Companies Law, Ms. Winner has declared in writing that she qualifies as an “independent director” within the meaning of the Israeli Companies Law.

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law. Our Board of Directors determined, accordingly, that at least two directors must have “accounting and financial expertise.” Our Board of Directors has further determined that Mr. Shaul Elovitch, Ms. Anat Winner, and Mr. Dudi Ezra and Ms. Shoshana Shidlo, our external directors, have the requisite “accounting and financial expertise.”

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules, since Eurocom Communications holds more than 50% of our voting power. As such, we are exempt from the NASDAQ Stock Market Rules requirement that a majority of a company’s board of directors qualify as independent directors within the meaning of the NASDAQ Stock Market Rules. Instead, we follow Israeli law and practice, in accordance with which we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our Board of Directors. We are also exempt from the NASDAQ Stock Market Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which our directors are proposed by the board of directors and elected by the shareholders.

Our Audit Committee and Board of Directors has determined to pay our non-employee directors and external directors compensation equal to the fixed statutory amount for companies of our size set forth from time to time in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of an External director), 5760-2000, or the “Regulations.” As a result, if re-elected as a director, Ms. Winner will be entitled to such compensation during the duration of her service as a director, which is currently an annual fee of NIS 69,000 (currently equivalent to approximately $19,000) and a per meeting attendance fee of NIS 2,500 (currently equivalent to approximately $680). In addition, according to the Regulations, Ms. Winner will be entitled to 60% of the per meeting fee if she participated in the meeting remotely and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting. Such director compensation is exempt from shareholder approval in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 5760-2000, unless one or more shareholders holding at least 1% of our issued and outstanding shares or voting rights objects to the relief from the shareholder approval requirement, provided that such objection is submitted to us in writing not later than 14 days from the date that we submit a report in accordance with the Israeli Securities Law, 5768-1968 regarding the adoption of the proposed resolutions.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Shaul Elovitch (69) has served as the chairman of our board of directors since our inception in 1992. Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel’s largest private communications groups. Mr. Elovitch has served as the chairman of the board of directors of Eurocom Holdings and Eurocom Communications, our parent company, since 1985. Mr. Elovitch serves as the chairman of the board of directors of Bezeq and as a director and chairman of various companies of the Bezeq Group. Mr. Elovitch also serves as a member of the board of directors of Space Communications Ltd., Satcom Systems Ltd., Satlink Ltd., Eurocom Cellular Communications Ltd., Eurocom Digital Communications Ltd. and various other companies within the Eurocom Group. Mr. Elovitch has served as chairman of the board of directors of B Communications since 2000. Mr. Elovitch is the brother of Mr. Yossef Elovitch, a director.

Felix Cohen (63) was elected to serve as a director by our Board of Directors in February 2010. Mr. Cohen has served as the Chief Financial Officer of the Eurocom Group since 1988, and also serves as a director and/or officer of various other companies within the Eurocom Group, including Enlight Renewable Energy Ltd., Space Communications Ltd. and D.M Engineering (3000) Ltd. Mr. Cohen also serves as a director of Bezeq and other companies within the Bezeq Group.

Yossef Elovitch (66) has served as a director since 1993. Mr. Elovitch has served as director of Eurocom Communications since 1985. Mr. Elovitch serves as a director of various other companies in the Eurocom Group. Mr. Elovitch is the brother of Mr. Shaul Elovitch.

Anat Winner (57) has served as a director of our company since August 2001 and is a member of our audit committee. She served as a director of B Communications between October 2007 and August 2013. Ms. Winner has been self employed as a business advisor since July 2003 and served as a director of Magal Security Systems Ltd., publicly traded on the NASDAQ Global Market and TASE from 2003 to 2010. From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd. From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS. Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (Israel) since 1986.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

The nominees for directors will, if elected, receive indemnification letters from us and will be included in our directors’ and officers’ liability insurance, both as previously approved by our shareholders (subject to approval of Proposal 3 regarding indemnification letters to nominees serving on behalf of our controlling shareholder).

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

BOARD OF DIRECTORS; COMMITTEES

Board of Directors

According to the Israeli Companies Law and our articles of association, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our chief executive officer and the board of directors. Executive officers are appointed by and serve at the discretion of our board of directors, subject to any applicable agreements.

External directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two external directors. The external directors must meet certain statutory requirements of independence. At least one of the external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one external director, and the audit committee and compensation committee must include all the external directors. An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Mr. Dudi Ezra and Ms. Shoshana Shidlo are both being nominated for re-election as External Directors at this Meeting (see Item 2.) Both have “accounting and financial expertise,” as such terms are defined under the Israeli Companies Law.

Independent Directors

In general, NASDAQ Stock Market Rules require that a NASDAQ-listed company have a majority of independent directors on its board of directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Stock Market Rules. Because Eurocom Communications owns more than 50% of our ordinary shares, we are considered a “controlled company” within the meaning of NASDAQ Stock Market Rules. Accordingly, we are exempt from certain requirements under NASDAQ Stock Market Rules, such as the requirement to have a majority of independent directors on our board of directors. If the “controlled company” exemption ceases to be available to us under the NASDAQ Stock Market Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) a director who complies with the following requirements: (y) he or she is eligible for nomination as an external director and the audit committee has approved such eligibility; and (z) he or she has not acted as a director of the company for a period exceeding nine consecutive years.

Our board of directors has determined that each of Ms. Shidlo and Mr. Ezra (both external directors under Israeli law) qualifies as an independent director under the requirements of the SEC, NASDAQ and Israeli law.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors, must include all of the external directors and must have a majority of independent directors. The audit committee may not include the chairman of the board of directors, any director employed by the company or by the controlling shareholder of the company, or any director who provides services on a regular basis to the company or the controlling shareholder or a company controlled by the controlling shareholder, or a director who is financially dependent on the controlling shareholder, or a controlling shareholder or any of the controlling shareholder’s relatives.

Our audit committee also serves, in compliance with the Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements’ Authorization Process), 2010 as the committee of our board of directors that is required to examine our financial statements.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related — party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors. The role of our audit committee also includes the determination of whether certain related party transactions are regarded as material, extraordinary, or insignificant, the review of the internal audit program and the operation of the internal auditor, as well as setting procedures for whistleblower protection.

Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members. Our audit committee is currently composed of Ms. Winner, Mr. Ezra and Ms. Shidlo. Ms. Winner serves as the chairperson of the audit committee. Our Board of Directors has determined that Ms. Winner, Mr. Ezra and Ms. Shidlo qualify as audit committee financial experts. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.igld.com.

Compensation Committee

Our Board of Directors has established a compensation committee in compliance with the Israeli Companies Law. A compensation committee must be comprised of no fewer than three members and must include all of the external directors, whom must also constitute a majority of its members. All other members of the compensation committee must be directors who receive compensation that is in compliance with regulations promulgated under the Israeli Companies Law. In addition, the chairperson of the compensation committee must be an external director. Directors who are not qualified to serve on the audit committee (as described above) may not serve on the compensation committee.

The compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy applicable to the company’s office holders and any extensions thereto; (ii) providing the board of directors with recommendations with respect to any amendments or updates to the compensation policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

Our current compensation committee members are Mr. Ezra and Ms. Shidlo, our external directors under Israeli law, and Ms. Winner.

Compensation Policy

Our compensation committee adopted a compensation policy and is required to approve our compensation policy at least once every three years. The compensation policy was approved by our board of directors, after considering the recommendations of our compensation committee, and by our shareholders by a special majority.

The Compensation Policy was formulated and is periodically reevaluated in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; (ii) the creation of appropriate incentives for the office holders of the company, considering, among other things, the risk management policy of the company; (iii) the size of the company and the nature of its operations; and (iv) in connection with the terms of service and employment that include variable components — the contribution of the office holder to the achievement of the company’s goals and to the maximization of its profits, all with a long term view and in accordance with the position of the office holder.

II. RE-ELECTION OF TWO EXTERNAL DIRECTORS

(Items 2A and 2B on the Proxy Card)

External directors are elected for their first term of office by shareholders at a general meeting, provided that either:

•         The majority of shares voting on the matter (not including abstentions), including at least a majority of the shares of the non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the external director as a result of their relationship with the controlling shareholder) voting on the matter, vote in favor of the external director; or

•         The majority of shares voting on the matter (not including abstentions) vote in favor of the external director and the total number of ordinary shares held by non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the external director as a result of their relationship with the controlling shareholder) that voted against the election of the external director does not exceed 2% of all of the voting rights in the company.

In general, external directors serve for a three-year term and may be re-elected to two additional three-year terms if one of the following conditions is met:

•         One or more shareholders holding at least 1% of the voting rights in the company nominated the external director for an additional term of office and the appointment was approved by a majority of the shares voting on the matter, not including votes of controlling shareholders or shareholders who have a personal interest in the election of the external director as a result of their relationship with the controlling shareholder; and provided that the total number of shares held by non-controlling persons and by persons who have no personal interest in the appointment of the external director as a result of their relationship with the controlling shareholder, who voted in favor of the election of the nominee, exceeds 2% of the voting rights in the company; or

•         The board of directors proposed the nominee for an additional term of office, and the election was approved by the general meeting of shareholders by the majority required for the election of an external director for a first term of office, as described above.

External directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company. If an external directorship becomes vacant, the board of directors is required under the Israeli Companies Law to convene a shareholders meeting immediately to appoint a new external director.

As required under Israeli law, the company has two external directors, Mr. Dudi Ezra and Ms. Shoshana Shidlo. Our Board of Directors has determined that each of Mr. Dudi Ezra and Ms. Shoshana Shidlo qualifies as an external director within the meaning of the Israeli Companies Law. Our Board of Directors further determined that both Mr. Ezra and Ms. Shidlo hold “accounting and financial expertise” to serve as external directors. Their current terms as external directors expire on August 10, 2017.

We are not aware of any reason why the nominees, if re-elected, would be unable or unwilling to serve as external directors. In the event that the named nominees would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

Our Board of Directors recommended the re-election of Dudi Ezra and Shoshana Shidlo to the Board as External Directors for another term. Subject to shareholder approval, their second term as External Directors shall commence on August 11, 2017.

Set forth below is information about the nominees for external director, including principal occupation, business history and any other directorships held.

Dudi Ezra has served as an external director since August 2014. He has served as a financial officer in multiple companies of the Ituran group, including Carnet On Line Ltd., Hotas Holdings Ltd., Gear Protection Ltd and Hapoel Ironi Kiryat Shmona Football Club since 1996. From 1998 to 2004, Mr. Ezra served as a director of Ituran Location and Control Ltd., which is dual-listed on NASDAQ and the TASE. Mr. Ezra holds a B.B.A. degree in Accounting and Business from the Baruch College of the City University of New York and is a certified public accountant in Israel and in the United States.

Shoshana Shidlo has served as an external director since August 2014. She has provided internal audit services to various organizations since 1996. Ms. Shidlo holds a B.A. degree in Accounting and Economics from Tel-Aviv University. She is a certified public accountant in Israel and a certified internal auditor in the United States.

Under Israeli law, a company is generally required to pay its external directors cash compensation in the form of an annual fee and a per meeting attendance fee that is within a range of fees determined based on the company’s equity in the manner set forth in the Regulations. A nominee for external director must be informed of the compensation to be paid by a company prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service.

We currently pay to each of our external directors, as well as to our independent director, annual fees of NIS 69,000 (currently equivalent to approximately $19,000) and a per meeting attendance fee of NIS 2,500 (currently equivalent to approximately $680). Such fees are paid based on the “Fixed” fees set forth in regulations promulgated under the Israeli Companies Law. According to the regulations, an external director (and our independent director) is entitled to 60% of the per meeting fee if he or she participated in the meeting by phone and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting.

Such director compensation is exempt from shareholder approval in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 5760-2000, unless one or more shareholders holding at least 1% of our issued and outstanding shares or voting rights objects to the relief from the shareholder approval requirement, provided that such objection is submitted to us in writing not later than 14 days from the date that we submit a report in accordance with the Israeli Securities Law, 5768-1968 regarding the adoption of the proposed resolutions.

The nominees for external director will, if elected, receive indemnification letters from us and will be included in our directors’ and officers’ liability insurance, both as previously approved by our shareholders.

Both nominees have attested to the Board of Directors and the Company that they meet all the requirements in connection with the election of external directors of publicly traded companies under the Israeli Companies Law and the regulations promulgated thereunder. The Board of Directors has reviewed the qualifications and the statements provided by each nominee and approved their qualification according to the law.

The Board of Directors recommends a vote FOR the election of each of the nominees for external directors and, if elected, the grant of indemnification letters and the inclusion of the nominees in our directors’ and officers’ liability insurance, both as previously approved by our shareholders.

The election of the nominees for external director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that the shareholders voting in favor of their election include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the external director (unless such personal interest is not related to such persons’ relationship with the controlling shareholder). This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the external director represent 2% or less of the voting rights in the company.

A shareholder must notify the company prior to the Meeting, whether the shareholder is a controlling shareholder in our company or has a personal interest in the proposal or not, as a condition for that shareholder’s right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA’s electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

III. RENEWAL OF INDEMNIFICATION LETTERS

(Item 3 on the Proxy Card)

Background

The Israeli Companies Law, 1999 (the “Companies Law”) requires that an extraordinary transaction between a company and a controlling shareholder or between a company and a third party that a controlling shareholder has a personal interest in such transaction as well as an engagement by a public company of the controlling shareholder or his relative, directly or indirectly, including through a company in his control, for services by the company and if he is an office holder in the company, for the terms of his employment and tenure, which is for a term exceeding three (3) years, require the approval of our compensation committee, board of directors and general meeting (with a special majority vote at the general meeting), subject to certain exceptions.

The Israeli Companies Law and the company’s Articles of Association authorize the company, subject to the required approvals, to undertake to indemnify in advance directors and other office holders of the company for liabilities or expenses he will incur, or that will be imposed on him, as a result of an action or inaction by such person (or together with other directors or office holders of the company) in his capacity as a director or office holder of the company. The Israeli Companies Law combined with the Israeli Securities Law (1968) (the “Israeli Securities Law”) authorize indemnification for:

•         financial liability incurred or imposed in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by a court; provided that such liability pertains to one or more of the events set forth in the indemnification letter, which, in the opinion of the Board of Directors of the company, are anticipated in light of the company’s activities at the time of the grant of indemnification and is limited to the sum or measurement of indemnification determined by the Board of Directors to be reasonable under the circumstances and set forth in the indemnification letter;

•         reasonable litigation expenses, including legal fees, incurred or ordered by a court in the context of proceedings filed by or on behalf of the company or by a third party, or in a criminal proceeding in which the director or office holder is acquitted or if convicted, for an offense which does not require criminal intent;

•         reasonable litigation expenses, including legal fees incurred due to an investigation or proceeding conducted by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against the director or office holder and no financial liability was imposed on the director or office holder in lieu of criminal proceedings, or has ended without the filing of an indictment against the director or office holder, but financial liability was imposed on the director or office holder in lieu of criminal proceedings in an alleged criminal offense that does not require proof of criminal intent, within the meaning of the relevant terms in the law or in connection with a financial fine (Itzum Caspi);

•         payment to the injured party as a result of a violation set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law, including by indemnification in advance; and

•         expenses incurred in connection with a proceeding (a “Proceeding” — halich) under Chapters H3, H4 or I1 of the Israeli Securities Law, or under Chapter 4 of Part 9 of the Israeli Companies Law, in connection with any affairs including reasonable legal expenses (e.g., attorney fees), including by indemnification in advance.

The Israeli Companies Law, combined with the Israeli Securities Law, provide that a company may not indemnify a director or an office holder for his or her liability including for: (a) a breach of duty of loyalty towards the company, unless the director or office holder acted in good faith and had reasonable grounds to assume that the action would not harm the company’s best interest; (b) a breach of duty of care done intentionally or recklessly (pzizut) except for negligence; (c) an act intended to unlawfully yield a personal profit; (d) a fine, civil fine (knass ezrahi), financial sanction (Itzum Caspi) or a penalty (kofer) imposed upon the director or office holder.

On December 15, 2011, our shareholders approved the adoption of indemnification letters sent to our office holders in respect of acts performed by them in their capacity as our directors and officers. Whereas, such indemnification letters were granted to officers deemed controlling shareholders and their relatives for the purposes of Section 268 of the Companies Law and are not limited in time, i.e., extend for a period of over three years, under the requirements of the Companies Law, such undertakings towards such persons require the approval of our compensation committee (which serves also as the audit committee), board of directors and shareholders once every three years. Accordingly, on November 26, 2014, our shareholders approved the renewal of the indemnification letters with respect to such officers deemed controlling shareholders. The form of indemnification letter which was approved by our shareholders on December 15, 2011 has not been modified. Our compensation committee (which serves also as the audit committee) has also re-approved the indemnification letters.

Proposal

Shareholders are being asked to approve the renewal of the indemnification letters provided by the company to directors and officers who are deemed controlling shareholders and their relatives, for the purposes of Section 268 of the Companies Law. The current form of indemnification letter, which was not modified since its initial approval in 2011, is attached to this Proxy Statement as Exhibit A.

Vote Required

The affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is necessary for the approval of this matter, provided that the shareholders voting in favor of the matter include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the matter. This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the matter represent 2% or less of the voting rights in the company.

The Israeli Companies Law requires that each shareholder voting on this proposal specifically indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. According to the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or holds 5% of the voting rights or has the right to appoint a director or the CEO, (ii) includes a personal interest of anyone voting by proxy or granting a proxy with respect to the proposal and (iii) excludes an interest arising solely from the ownership of our Ordinary Shares.

A shareholder must notify the company prior to the Meeting, whether the shareholder is deemed to be a controlling shareholder in the company or has a personal interest in the proposal or not, as a condition for that shareholder’s right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA’s electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Our controlling shareholders may have a personal interest in the proposal. Accordingly, pursuant to the Israeli Companies Law, such approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor thereof (abstentions and brokers non-vote are disregarded) or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the company. The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal.

Board Recommendation

Following the approval of our compensation committee, the Board of Directors recommends that the shareholders vote “FOR” the approval of the indemnification letters granted by the company for all directors and officers who are deemed controlling shareholders and their relatives, for the purposes of Section 268 of the Companies Law.

The Board recommends that the shareholders vote “FOR” the proposal based on the following considerations:

•         The form of the indemnification letter is identical to the form approved by our shareholders on December 15, 2011 and re-approved on November 26, 2014.

•         The compensation committee and Board of Directors have considered several factors in connection with the proposed resolution, including the following: (a) that generally, the indemnification letter should be uniform for all directors (as customary) at the time of the grant and it is not appropriate to adjust it separately to the circumstances of each director or to other compensation he receives from the company and it should be set according to quantifiable criteria and it is irrelevant to compare the indemnification letter to the compensation of company employees (or the employees of contractors who are working for the company). In addition, the essence of the indemnification letter does not allow for the possibility of retaining discretion with respect to a reduction of the indemnification when it is actually paid; (b) that granting the Indemnification Letter to directors is important to enable the directors to promote the company’s objectives, its business plan and policy in the long term and to create proper and balanced incentives to the directors considering, among other things, the company’s risk-management policy, size and nature of activities; (c) that granting the Indemnification Letter to directors is essential to ensure the recruitment and service of appropriate directors, having the qualifications, expertise and experience relevant to serving on the company’s Board of Directors, considering the high exposure faced today by directors in public companies and moreover in companies with securities publicly listed in the U.S. and in Israel.

IV. APPROVAL OF COMPENSATION TO EUROCOM COMMUNICATIONS LTD. FOR SERVICES

(Item 4 on the Proxy Card)

Background

For several years, Internet Gold has benefited by receiving consulting and management services from Eurocom Communications on several levels of activity: legal, professional, strategic management and chairman services. Eurocom Communications has provided these services without charging fees except for a monthly fee of NIS 8,000 for legal services. This amount was previously approved by our Board of Directors and Audit Committee as a “non-extraordinary transaction” in accordance with Israeli Companies Law. The Directors nominated on behalf of Eurocom Communications to our Board of Directors have not received any compensation from our company.

As explained further below, the services provided by Eurocom Communications are substantial and significant to the company’s business, both in substance and in scope.

The volume of inputs required from Eurocom Communications has become more significant over the past two years, concurrent with the increase in Internet Gold’s activity. In light of the above, the company believes it is appropriate to formalize the services received from Eurocom by entering into a new Services Agreement with Eurocom and its nominated directors.

The proposed Services Agreement includes director services, legal consultation and corporate governance services. The new Services Agreement, if approved, will be effective from January 1, 2017 for a period of three years. Management believes that the agreement is for the benefit of the company and is required for its ongoing operations, improving its performance and promoting its business.

Below is information concerning the Directors and Officers nominated on behalf of Eurocom Communications and the main services which they provide to our company:

Mr. Shaul Elovitch:

Mr. Elovitch has served as the chairman of our board of directors since our inception in 1992. He is one of the most experienced players in the Israeli market and can be defined as an expert in the company’s field of business. Mr. Elovitch has extensive knowledge in various regulatory areas, strategic management and business development. Mr. Elovitch has served as Chairman of the Board of Directors of the Bezeq Group and Eurocom for more than two decades and has overseen some of the most complex business and management processes in the Israeli market to date.

We believe that Mr. Elovitch’s strategic support to the company, its board of directors and its managers is outstanding by every standard. We believe that the services are of the highest level of consulting services that can be obtained in Israel, and it is clear that in the specific circumstances described, there is no alternative for the expertise offered by him. Mr. Elovitch provides the company with substantial strategic consulting and support in all aspects of its activity, and has significantly assisted in the promotion of all the major business processes that the company has undertaken over the past few years.

Mr. Felix Cohen:

Mr. Felix Cohen serves as a director of the company and has served as Chief Financial Officer of the Eurocom Group for more than 25 years. He has significant experience in finance, banking and the capital markets and has experience as an officer and director of several public and private companies for more than two decades and has many years of business and strategic experience, enabling him, over the past few years, to provide the company with many consulting services in various fields.

Mr. Yossef Elovitch:

Mr. Yossef Elovitch also serves as a director of the company. Mr. Elovitch has more than two decades of experience working in public companies and has significant experience as a director and in the fields of finance, capital markets and communications.

Adv. Ami Barlev:

Mr. Barlev serves as the legal counsel of the Eurocom Group and also serves as the legal counsel of the company and B Communications Ltd., as well as directly being responsible for all internal controls’ processes of the company. Mr. Barlev has significant experience in corporate law, securities law, public company matters, capital and debt financing, internal controls, M&A activities and corporate governance, among others.

Structure of the proposed Services Agreement:

Directors’ Services:

Eurocom shall nominate directors on its behalf and, where the Chairman of the Board of Directors is also a representative of Eurocom, then the following Chairman’s services shall also be provided:

•         Active overseeing of management and efficient functioning of the company’s Board of Directors, including in the areas of corporate governance;

•         Management and formulation of the company’s strategy (subject to its approval by the Company’s Board of Directors);

•         Overseeing of the information passed on to the company’s Board of Directors, supervision of the establishment of committees of the Board of Directors, evaluation of the efficiency of the activity of the Board of Directors and its committees;

•         Responding to shareholders on issues related to the Board of Directors.

It is proposed that we pay Eurocom Communications for the services provided by each of the directors nominated by Eurocom a sum equal to the “Fixed” statutory amount of the compensation paid to External Directors (including in respect of Board meetings and committee meetings in which the Eurocom directors will participate) in accordance with Israeli law and Regulations. This amount will consist of annual participation remuneration and actual participation remuneration according to the Regulations.

This amount shall be paid at the beginning of each calendar year as an advance in accordance with the actual rate of participation of the directors at the meetings of the previous year. At the end of each year, an assessment of the actual participation in the meetings will be carried out and an offset or supplement to the amount will be made according to the actual participation in the meetings. Eurocom will be entitled to appoint additional directors on its behalf or to replace directors. Eurocom will be entitled to offer the services of the Chairman by any other third party on its behalf, subject to the approval of the Audit Committee.

The aforesaid amount is contingent upon a minimum attendance at 70% of the meetings of the Board of Directors.

The existing director nominees of Eurocom have gained many years of experience and significant managerial and strategic experience in the fields of activity of our company. These directors have been associated with our company for a substantial period of time and contribute immensely to a productive discussion in our Board of Directors meetings, while leading the company’s decision making, particularly on the strategic level.

Over the past few years, the volume of activity and challenges facing the company have increased significantly, as well as the nature and inputs of the management and consulting services required. This is evidenced by the many transactions and strategic actions that have been conducted and managed successfully over the last three years. These actions required and continue to require extensive experience regarding business financing and numerous aspects of regulatory analysis.

In view of the increasing regulation in the areas of corporate governance and internal controls, Mr. Elovitch’s activities, as well as the activities of the other Eurocom nominated directors have increased significantly, while the level and type of activity has changed and have become more substantial and complex. The active and changing regulation in the areas of corporate governance requires increased activity in the functions of the chairman and the nominated directors.

In the opinion of the company’s management, Audit Committee and Board these directors are responsible, diligent and are uniquely valuable for the company’s operations.

Legal services:

The legal department of Eurocom (and Mr. Ami Barlev in particular) provides the company with ongoing legal counsel in various areas, including corporate governance, securities, capital and debt financing, periodic and immediate reports, compensation issues and others. Eurocom offers a skilled legal team which includes two highly experienced lawyers and other legal assistants.

Mr. Barlev has provided the company with legal counsel in the framework of various transactions, and advises the company’s management in the process of transactions, preparing required legal documents and obtaining various regulatory approvals.

The company’s management believes that the role of Eurocom Communications’ legal department, or the Legal Department, on behalf of the company has been proven over the years to be both efficient and professional — enabling the concentration of legal services under one headquarters, while reducing the fees paid to Israeli outside legal counsel. Over the years, it has become apparent that the amount of time dedicated to preparing regulatory filings by the company, including immediate, quarterly and annual reports, has been significant. Corporate governance requirements have grown and administrative enforcement proceedings have increased, resulting in a meaningful increase in the quantity, scope and complexity of the tasks assigned to the Legal Department. In the last few years, as a result of the increased involvement of the Legal Department in debt financing and other areas, the company has succeeded in significantly reducing the amount of fees paid to outside counsel.

Below are details of the main services to be provided by the Legal Department:

•         Ongoing legal counsel, including in the fields of securities law, corporate law, labor law and contract law.

•         Handling the company’s complex regulatory relationship with the Ministry of Communications, including with respect to Concentration Law issues.

•         Advising the company with respect to its complex tax processes.

•         Handling the company’s reports to the TASE, the Israeli Securities Authority, NASDAQ and the SEC, which includes a significant number of reports, in light of the fact that the company’s reports include Bezeq’s events as well.

•         Assistance (using its own resources) in private and public offerings.

For example, during the past year, the Legal Department, independently and without the assistance of an outside Israeli law firm, has been responsible for one of the largest debt issuances in Israel over the past decade, totaling NIS 2 billion, while preparing all the issuance documents, communicating with dozens of institutional investors, providing legal opinions etc. The legal team is also responsible for:

•         Overseeing the company’s work processes with the accounting firm, including the level of assistance in the preparation of the financial statement and internal controls.

•         Preparation of legal opinions required by the company’s management from time to time.

•         Supervising litigation and litigation processes.

•         Administering corporate governance processes including the intra-relationships within the Bezeq Group.

•         Conducting training and seminars for employees.

•         Supervising large public and private issuances.

•         Monitoring complex corporate governance compliance.

In light of the significant assistance provided by Eurocom Communications’ Legal Department, Management, the Board of Directors and the Audit Committee believe that that legal services provided by the new Services

Agreement are justified and appropriate. Management believes it is saving more than NIS 1.0 million per year in legal fees thanks to Mr. Ami Barlev and the Eurocom Communications Legal Department.

It is proposed that the company pay Eurocom Communications for the services of its Legal Department a monthly sum of NIS 15,500, plus an annual fixed amount of up to NIS 6,000 in respect of various other expenses to be paid against receipts and documentation.

Based on previous years, we estimate that the scope of the legal services provided to the company averages approximately 46-48 hours per month on an annual basis.

Management believes that the Services Agreement will benefit the company. The services provided in its framework are services that have been provided to the company by Legal Department for many years. Furthermore, the company is in the midst of a very challenging period that is expected to continue over a long period of time, with a real need for intensive support from service providers.

In the opinion of Management, the Board and the Audit Committee, there is a strong need to have continued professional guidance at the highest level, as provided by Eurocom’s Legal Department during the last few years. In the opinion of Management, the Board and the Audit Committee, the directors of Eurocom and its Legal Department have the capabilities, business experience and knowledge required to assist the company during this period.

We believe that the financial terms of the Services Agreement are fair and reasonable and were determined in accordance with the accepted terms for transactions of this type, included on the basis of comparison services performed by an external consulting firm and law firm.

The fair and reasonable consideration is also based on the scope of the services provided to the company, the quality and the company’s satisfaction with the services provided so far, which involve the investment of time and resources, and include the experience, knowledge and skills in the company’s business.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the company enter into the Services Agreement with Eurocom in accordance with the terms and conditions as described in this proxy statement; and that the company is authorized to enter into such modifications or amendments thereto, upon the terms and conditions so negotiated; provided that any such modifications or amendments is conditioned upon the further approval by the Audit Committee and the Board of Directors and does not require additional approval by the shareholders in accordance with Israeli Law.”

Vote Required

The affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is necessary for the approval of this matter, provided that the shareholders voting in favor of the matter include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the matter. This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the matter represent 2% or less of the voting rights in the company.

The Israeli Companies Law requires that each shareholder voting on this proposal specifically indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. According to the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or holds 5% of the voting rights or has the right to appoint a director or the CEO, (ii) includes a personal interest of anyone voting by proxy or granting a proxy with respect to the proposal and (iii) excludes an interest arising solely from the ownership of our Ordinary Shares.

A shareholder must notify the company prior to the Meeting, whether the shareholder is deemed to be a shareholder in the company or has a personal interest in the proposal or not, as a condition for that shareholder’s right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA’s electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Our controlling shareholders may have a personal interest in the proposal. Accordingly, pursuant to the Israeli Companies Law, such approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor thereof (abstentions and brokers non-vote are disregarded) or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the company. The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal.

Board Recommendation

Following the approval of our Audit Committee and Compensation Committee, the Board of Directors recommends that the shareholders vote “FOR” the approval of the news Services Agreement with Eurocom Communications.

V. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

(Item 5 on the Proxy Card)

At the Meeting, shareholders will be asked, following the recommendation by the company’s audit committee and the Board of Directors, to ratify and approve the re-appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2017. Somekh Chaikin has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

At the Meeting, shareholders will also be asked to authorize our Board of Directors and our Audit Committee (under their authority in accordance with the in the Israeli Companies Law) to determine the compensation of our independent registered public accountants in accordance with the volume and nature of their services. With respect to fiscal year 2016, we paid Somekh Chaikin approximately NIS 427,000 (approximately $117,000).

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2017, and to authorize our Board of Directors and our audit committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

VI. REVIEW AND DISCUSSION OF THE AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and consolidated financial statements for the year ended December 31, 2016 will be presented. We will hold a discussion with respect to the financial statements at the Meeting, as required by Israeli law. This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2016, including the auditor’s report and consolidated financial statements for the year ended December 31, 2016, which was filed with the SEC on April 26, 2017, is available on our website at www.igld.com or through the EDGAR website of the SEC at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the auditor’s report, consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

VI. OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,

Shaul Elovitch
Chairman of the Board of Directors

Date: May 8, 2017

EXHIBIT A

Date: _______, 2017

To: _______________

Letter of Indemnification

1.       Undertaking of Indemnification General

1.1     Please be advised that the board of directors (the “Board”) of Internet Gold — Golden Lines Ltd. (the “Company”) in a Board resolution dated __________ and the shareholders of the Company (the “Shareholders”) in a Shareholders resolution dated _______ have resolved to indemnify its directors and officers, to the fullest extent permitted by law, as set forth herein.

1.2     Terms not defined in this Letter of Indemnification shall have the meanings assigned to them in the Companies Law, 5759-1999 (hereinafter: the “Companies Law”).

1.3     This Letter of Indemnification and the undertakings of the Company hereunder are subject to the provisions of the Companies Law regarding the indemnification of Office Holders (as defined in the Companies Law).

2.       [Reserved]

3.       Indemnification

3.1     The Company shall indemnify you with respect to a liability or expense of the kind described in this Section 3.1 below, imposed upon or incurred by you as a result of an action and/or an omission performed by you in your capacity as an Office Holder of the Company, irrespective of whether you remain an Office Holder, arising from one or more of the events specified in Section 5 below:

(a)      A monetary liability imposed on you pursuant to a judgment in favor of another person, including a judgment imposed on you in a settlement or in an arbitrator’s award approved by a competent court;

(b)     Reasonable litigation expenses, including attorney’s fees, which you incurred as a result of an investigation or proceeding conducted against you by a competent authority, which concluded without an indictment against you and without any monetary obligation imposed on you in lieu of a criminal proceeding, or which concluded without an indictment against you and a monetary obligation was imposed on you in lieu of a criminal proceeding for an offense that does not require proof of criminal intent.

The terms “which concluded without an indictment against you” in a matter in which a criminal investigation was commenced and “monetary obligation imposed on you in lieu of a criminal proceeding” shall have the meanings specified in Section 260(a)(1A) of the Companies Law;

(c)      Reasonable litigation expenses, including attorneys’ fees, expended by you or imposed upon you by a court — (i) in a proceeding instituted against you by the Company or on its behalf or by another person, or in a criminal charge from which you are acquitted, or in a criminal charge for which you are convicted of an offense that does not require proof of criminal intent, or (ii) in connection with a monetary sanction (“Itzum Caspi”);

(d)     Expenses, including reasonable litigation expenses and legal fees, incurred by you as a result of a proceeding instituted against you pursuant to — (a) Chapter H3 of the Israeli Securities Law, 1968 (the “Securities Law”), “Imposition of Monetary Sanctions by the Securities Authority”; (b) Chapter H4 of the Securities Law, “Imposition of Administrative Enforcement Sanctions by the Enforcement Committee”; (c) Chapter I1 of the Securities Law, “Arrangement for the Avoidance of Proceedings or Termination of Proceedings, which is Subject to Conditions”; or (d) Chapter I4(d) of the Companies Law; and

(e)      Payments to an injured party imposed on you pursuant to Section 52ND(a)(1)(a) of the Securities Law.

The above indemnification will also apply to any action taken by you in your capacity as an Office Holder of any other company controlled, directly or indirectly, by the Company (“Subsidiary”).

3.2     Notwithstanding the aforesaid, you will not be indemnified with respect to:

(a)      a breach of the duty of loyalty towards the Company, except where you have acted in good faith and with reasonable grounds to assume that your actions would not adversely affect the Company;

(b)     a breach of the duty of care committed intentionally or recklessly (“pzizut”), unless committed only in negligence;

(c)      an action taken with the intention to unlawfully gain a personal profit; and

(d)     any fine, monetary sanction (“Itzum Caspi”) or administrative pecuniary punishment (“kofer”) imposed on you; and

(e)      A counterclaim made by the Company or in its name, in connection with a claim against the Company filed by you.

4.       Amount of Indemnification; No Duplicate Recovery

4.1     The amount of indemnification that the Company undertakes towards all Office Holders whom it has been resolved to indemnify pursuant to the above resolutions for the matters and in the circumstances described herein, jointly and in the aggregate, shall be up to a total amount equal to $10,000,000.

4.2     The indemnification amount actually paid shall be limited to those amounts not covered by the Company’s directors and officers insurance policy (the “D&O Policy”), such that you will not be entitled to payment from the Company for amounts which you have actually obtained under the D&O Policy. In addition to the above, the Company shall not be liable hereunder to make any payment to you to the extent that you have otherwise actually received payment from a third party of the amounts otherwise indemnifiable hereunder, without any obligation to repay any such payment.

4.3     Subject to the foregoing, the indemnification will be provided in each individual case for all amounts incurred by you with respect to events to which the indemnification applies.

4.4     If the Company has fully complied with its obligations to you hereunder, then, with respect to any payment of costs and expenses that the Company has actually paid pursuant hereto, the Company will be entitled to the amount, if any, actually collected from a third party for such costs and expenses, to the extent that your receipt of such amount would give you a double recovery for such costs and expenses.

5.       Categories of Events to which the Indemnification Applies

The indemnification undertaking under Section 3.1(a) above shall be limited to liabilities or expenses arising from one or more of the following events:

5.1     Actions relating to an offer or issuance of securities of the Company and/or by a shareholder to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents or other proceedings in connection with execution thereof.

5.2     Violations of securities laws of any jurisdiction, including, without limitation, failure to comply with disclosure requirements of the Securities and Exchange Commission and/or Israeli Securities Authority and/or any stock exchange or other rules relating to relationships with securities holders.

5.3     Occurrences resulting from the Company’s status as a public company whose shares are offered to the public and/or traded on a stock exchange in Israel and/or abroad and/or as required under law.

5.4     Resolutions and/or actions relating to the operations and management of the Company and/or of any Subsidiaries and/or affiliated companies.

5.5     Resolutions and/or actions relating to patents, trademarks, copyrights and other intellectual property of the Company or its Subsidiaries and/or affiliated companies, including without limitation their protection, including by registration or assertion of rights to intellectual property and the defense of claims relating thereof.

5.6     Occurrences, resolutions and/or actions relating to investments in the Company and/or Subsidiaries and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment.

5.7     Resolutions and/or actions relating to employment matters of the Company, Subsidiaries and/or affiliated companies and labor relations, including in connection with pension arrangements, insurance and saving funds, options and other employment related benefits.

5.8     Resolutions and/or actions relating to transactions of the Company, Subsidiaries and/or affiliated companies with others, including inter-company transactions, and clients, contractors, suppliers etc.

5.9     Resolutions and/or actions relating to the distribution of dividends and/or repurchase of shares or returns of capital or loans of the Company.

5.10  Resolutions and/or actions relating to tender offers, including actions relating to delivery of opinions in relation thereto, of the Company.

5.11  Resolutions and/or actions relating to a merger or restructuring of the Company, a Subsidiary and/or affiliated companies.

5.12  Resolutions and/or actions relating to environmental matters.

5.13  Resolutions and/or actions in connection with any restrictive trade practice or monopolies of the Company, a Subsidiary and/or affiliated companies.

5.14  Resolutions and/or actions in connection with an affiliated company or a Subsidiary.

5.15  Resolutions and/or actions relating to the approval of transactions with directors and officers of the Company; and also with holders of controlling interests in the Company.

5.16  Resolutions and/or actions in connection with the approval of financial statements of the Company, Subsidiaries and/or affiliated companies.

5.17  Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or affiliated companies, whether such policies and procedures are published or not.

5.18  Representations and warranties made in good faith in connection with the business of the Company, Subsidiaries and/or affiliated companies.

Miscellaneous

6.       In the event that an investigation and/or a legal proceeding is commenced against you, or there exists a threat or concern that such a proceeding shall be commenced, the Company will make available to you, in advance and on account, such amounts as shall be estimated by the Company to cover those reasonable legal expenses, including attorneys’ fees, to which you are entitled to be indemnified, unless the Company shall take upon itself to manage the proceedings as provided herein below.

Additionally, the Company shall make available to you any securities and/or guarantees which you will be required to provide in the framework of any action or proceeding and/or according to any interim decision, including arbitration proceedings, and including with respect to the exchange of any attachments imposed on your assets, prior to the commencement and/or termination of any such action or proceeding, provided however, that the total of such amounts, securities and guarantees shall not exceed the maximum amount of indemnification hereunder, as provided in Section 4.1 above.

In the event that the Company provides you with advance funds and it transpires that you are not entitled to indemnification, you shall cause the discharge of the same, and if any such securities or guarantees have been realized, you shall, upon first demand by the Company, refund the Company and repay all amounts previously paid by the Company linked to the representative rate of exchange of the U.S. dollar.

7.       Your right to indemnification hereunder shall be subject to the following conditions:

7.1     You shall notify the Company of any legal proceeding initiated against you and of any possibility or threat that such an action will be initiated, immediately after you shall gain knowledge or become aware of the same and in any case within fourteen (14) days from the day that you are first aware thereof and you shall promptly transfer to the Company or its designee, any document transferred to you and any information you shall obtain relating to such action.

In addition, you shall notify the Company on a regular basis of any events that may result in the initiation of a legal action against you.

7.2     Other than with respect to proceedings that have been initiated against you by the Company or in its name, and except when there is a conflict of interest between you and the Company, the Company shall have the right to assume the defense on your behalf and/or to retain any attorney (subject to the provisions of Section 6 above), except for an attorney who shall not be acceptable to you based on reasonable grounds, in which event the Company shall retain an alternative attorney.

The Company and/or the attorney retained by the Company shall be entitled to act in their sole discretion and to conclude the action in any manner, including by way of a settlement, provided, however, that the Company and its attorney shall keep you notified on a regular basis of all events in the action.

You shall execute any document requested by the Company, empowering the Company and/or its attorney to defend and/or represent you in such action.

For the avoidance of doubt, in the case of criminal or administrative proceedings the Company and/or the attorney retained by the Company will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a settlement arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law, without your consent. However, the foregoing will not prevent the Company and/or its attorneys, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law.

7.3     You shall fully cooperate with the Company and/or the attorney retained in any action in any reasonable manner required from you relating to the legal action, provided that the Company covers all of your expenses arising from such cooperation.

7.4     Notwithstanding the foregoing, you will be entitled to appoint an attorney of your own that shall accompany you in such procedure. Your attorney shall be fully updated on the defense procedure, and the Company and the attorney conducting the legal defense on behalf of the Company shall fully cooperate with your attorney, including regularly consulting with your attorney on the measures taken in the course of the defense.

If, in accordance to paragraph 7.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification to indemnify you for any legal fees or expenses that you may expend in connection with your defense.

7.5     The Company shall not be required to indemnify you for any amount paid by you in accordance with any settlement in any legal action, demand or other proceeding, unless it had given its prior written consent to such settlement.

7.6     You shall not admit and/or assume any responsibility for any action for which you are entitled to indemnification pursuant to this Letter of Indemnification, before having received the Company’s written consent thereto.

8.       For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the resolutions referenced in Section 1.1 above derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay, to the maximum extent permitted by the Companies Law.

9.       This Letter of Indemnification shall not limit the Company or prevent it from increasing the maximum amount of indemnification with respect to indemnifiable events, due to a reduction in the insured amount of the directors and officers insurance policy or due to the fact that the Company is unable to acquire insurance covering the indemnifiable events under reasonable terms and due to any other cause whatsoever and provided such resolution regarding the same shall be adopted according to the manner prescribed under the Companies Law.

10.     The undertakings of the Company pursuant to this Letter of Indemnification shall be widely construed and in a manner designed to give them effect to the fullest extent permissible by law. In the event of any contradiction between the provisions of this Letter of Indemnification and any provision of law which is not dispositive or which cannot be amended, the provision of law shall prevail, but the same shall not impair or derogate from the validity of the other provisions hereunder.

11.     Subject to applicable law, the undertaking for indemnification shall apply to proceedings initiated against you during your office as well as to proceedings that will be initiated against you after you are no longer in office, provided however, such proceedings relate to actions performed by you in your capacity as an Office Holder of the Company while you were in office.

12.     This document shall constitute a binding undertaking by the Company enforceable in accordance with its terms. Any amendment, addition or omission will be valid only upon execution of a written agreement signed by the parties hereto. No waiver of any of the provisions of this Letter of Indemnification shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing.

13.     The Company shall perform any action and execute any document, resolution and enter any proceeding required to allow it to effectuate and perform its obligations hereunder.

14.     Your rights hereunder may not be assigned or transferred in any manner. Notwithstanding the above, this Letter of Indemnification is granted to and shall be actionable by your estate, your respective successors, or legal representatives.

15.     This Letter of Indemnification shall be governed by the laws of the State of Israel. The competent courts of the State of Israel shall have exclusive jurisdiction, and no forum outside of Tel Aviv, Israel, shall have any jurisdiction, over any matter in connection with this Letter of Indemnification, including its validity, construction, extent or cancellation.

Kindly sign and return the enclosed copy of this Letter of Indemnification to acknowledge your agreement to the contents hereof.

Sincerely,

Internet Gold — Golden Lines Ltd.

Accepted and agreed to as of the date

First above written: ______________________________